UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

88337K104

(CUSIP Number)

Jun Zhu Incsight Limited c/o 21/F, Building No. 3, 690 Bibo Road Zhangjiang Hi-Tech Park Pudong New Area, Shanghai 201203 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,358,852(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,358,852(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,358,852(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 18,607,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Jun Zhu.
(2)	Based on 96,583,929 ordinary shares of the Issuer issued and outstanding as of July 25, 2017.

CUSIP No. 88337K104

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,519,428(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,519,428(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,519,428(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 18,607,334 ordinary shares and 912,094 ordinary shares represented by American depositary shares held by Incsight Limited.
(2)	Based on 96,583,929 ordinary shares of the Issuer issued and outstanding as of July 25, 2017.

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1 and Amendment No. 2 to the Schedule 13D filed with the SEC on March 29, 2016 and January 9, 2017, respectively (the “Schedule 13D”), by Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the ordinary shares, par value US$0.01 per share (the “Ordinary Shares”), of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 3, 5, 6 and 7 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

Pursuant to a share purchase agreement dated as of June 7, 2017 by and between the Issuer and Incsight (the “Purchase Agreement”), on June 8, 2017, Incsight purchased, and the Issuer issued, sold and delivered 12,500,000 Ordinary Shares for an aggregate purchase price of US$15 million, or US$1.2 per Ordinary Share, which Incsight agreed to pay within three (3) months after June 8, 2017. The purchase price is expected to be funded in whole or in part by a loan to be taken out by Incsight from a commercial bank in China.

In the past, the Issuer granted options to purchase Ordinary Shares (the “Original Options”) to Jun Zhu under the Issuer’s 2004 Stock Option Plan, as amended (the “Plan”), pursuant to stock option award agreements between the Issuer and Jun Zhu. Pursuant to a letter agreement dated June 1, 2017 between the Issuer and Jun Zhu, the Issuer repriced and accelerated the Original Options and, in exchange therefor, Jun Zhu agreed to cancel a portion of the Original Options and exercise the balance of the Original Options to acquire 4,839,424 ADSs, which were determined by an independent appraisal firm to have the same fair value as the Original Options.

References to the Purchase Agreement in this Schedule 13D are qualified in their entirety by reference to the full text of the Purchase Agreement (including the appendix), which is filed as Exhibit C hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 96,583,929 Ordinary Shares issued and outstanding as of July 25, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by the following.

Incsight and Bosma has terminated the Voting Agreement effective on April 1, 2017, pursuant to a termination and release agreement between them dated April 18, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated December 24, 2015 by and between the Reporting Persons.

B*	Voting Agreement, dated November 26, 2004, by and between Incsight and Bosma Limited (incorporated by reference to Exhibit 4.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on November 26, 2004 (File No. 333-120810)).

C	Share Purchase Agreement dated June 7, 2017 by and between the Issuer and Incsight Limited.

*	Filed previously.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2017

/s/ Jun Zhu

Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director

[Signature Page to Schedule 13D/A (Amendment No. 3)]